UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 4, 2015

ORDER DENYING CONFIDENTIAL TREATMENT
REQUEST UNDER RULE 24b-2
AND
NOTICE OF OPPORTUNITY TO PETITION
FOR REVIEW UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Orexigen Therapeutics, Inc.

File No. 001-33415 - CF#30844

_____

The Division of Corporation Finance has denied your request for an extension of a previous grant of confidential treatment for information excluded from Exhibit 10.1 to the Form 10-Q for the period ended September 30, 2010, as filed on November 4, 2010.

We denied your request because all information excluded from the exhibit for which you had requested an extension of a prior grant of confidential treatment has been publicly disclosed. In particular, after expiration of the previous order granting confidential treatment for information excluded from your exhibit, the subject information was made publicly available pursuant to a request under the Freedom of Information Act ("FOIA"). The FOIA does not permit selective disclosure of information only to certain parties. Once there is disclosure, the information is no longer eligible for a grant of confidential treatment.

If you wish to petition the Commission under 17 C.F.R. 201.430 for review of this order, you must file with the Office of the Secretary (1) a written notice of intention to petition for review within five days after you received this order or otherwise have actual notice of it, and (2) a written petition for review, as described in 17 C.F.R. 201.430(a)(2), within five days thereafter.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary